EXHIBIT 21

List of Subsidiaries

Advanced Electronic Support Products Computertillbehor i Sweden Aktiebolag

ASP Computerzubehor GmbH

Signamax GmbH

Intelek spol. s.r.o

Communications Components Company, Inc.

Jotec/AESP AS

Lanse AS

AESP-Ukraine *

*	The Company sold this operation in January 2001 under a promissory note payable over the next eight years. Until this promissory note is satisfied, the Company will defer recognition of the sale and retain title to the business assets.